LETTERHEAD OF SENIOR CARE INDUSTRIES, INC.

January 16, 2001

VIA EDGAR

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Senior Care Industries, Inc.
    CIK :  0001095175
    COMMISSION FILE NO. 333-52760, APPLICATION FOR WITHDRAWAL

Ladies & Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Senior Care Industries, Inc. [The "Registrant"] hereby applies for an order granting the immediate withdrawal of its registration statement on Form SB-2 together with all exhibits thereto, Commission File No. 333-52760 [the "Registration Statement"]. The Registration Statement was originally filed with the Securities & Exchange Commission [the "Commission"] on December 27, 2000.

The Registration Statement registered certain shares of the Registrant's common stock under the terms of an Investment Agreement with Bayview, LLC [the "Shares"]. The Company has determined that in the present securities market it would be inadvisable to proceed to register these shares.

If you have any questions regarding the foregoing application for withdrawal, please contact Registrant, Senior Care Industries, Inc. by contacting its general counsel, Lawrence R. Young, Esq., at 9530 E. Imperial Highway, Suite K, Downey, CA 90242-3041, telephone (562) 803-4240, Fax: (562) 803-0031.

                                         Sincerely,
                                         Senior Care Industries, Inc.

                                         /s/ Stephen Reeder
                                         ------------------------------------
                                         Chief Executive Officer